

October 23, 2015

<u>Via E-mail</u>
Mr. Miguel Angel Peirano
Chief Executive Officer
Embotelladora Andina S.A.
Miraflores 9153, 7th Floor
Renca-Santiago Chile

> **Re: Embotelladora Andina S.A.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed on April 30, 2015**
> **File No. 001-13142**

Dear Mr. Peirano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014
Financial Statements, page 118
Notes to the Consolidated Financial Statements, page F-11
Note 4 – Reporting by Segment, page F-36

1. We note your disclosure indicating that net expenses related to your corporate segment are included with the Chilean operating segment. Please tell us why net expenses associated with corporate management have not been presented in an all other segment and explain why you determined that corporate activities qualify as an operating segment based on the criteria in paragraphs 5 through 10 of IFRS 8. Please also provide us with the Chilean segment information for 2014 without the corporate activities to compare with the amounts presented in the annual report.

Miguel Angel Peirano
Embotelladora Andina, S.A.
October 23, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Linda Cvrkel, Senior Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining